Exhibit 2.1

ADJUSTMENT AGREEMENT dated as of October 29th, 2007.

BETWEEN:

TELESAT INTERCO INC. (formerly 4363213 CANADA INC.),
a corporation existing under the laws of Canada,

(hereinafter referred to as the “Purchaser”)

- and -

BCE INC.,
a corporation existing under the laws of Canada,

(hereinafter referred to as the “Seller”)

- and -

TELESAT CANADA,
a corporation amalgamated under the laws of Canada,

(hereinafter referred to as the “Corporation”)

WHEREAS the Seller, the Purchaser and the Corporation have entered into a share purchase agreement dated December 16, 2006 (the “Share Purchase Agreement”), with respect to the sale by the Seller of all of the issued and outstanding Common Shares in the share capital of the Corporation and certain promissory notes of the Corporation to the Purchaser (the “Transaction”).

WHEREAS in accordance with section 2.1(c) of the Share Purchase Agreement, the Purchase Price shall be reduced by an amount equal to the aggregate amount, determined on an after-tax basis, of: (a) any out-of-pocket expenses paid or accrued by or for which the Corporation has become liable (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) in connection with, or related to, the authorization preparation, negotiation, execution and performance of the Share Purchase Agreement and the transactions contemplated thereby; and (b) any amounts that have been paid by or for which the Corporation or its subsidiaries is liable as a result of the Transaction to the officer’s of the Corporation or its subsidiaries in respect of (i) entitlements of such officers to receive a “success fee” as contemplated in their employment agreements, (ii) the BCE Long-Term Incentive (Stock Option) Program (1999), (iii) the BCE Restricted Stock Unit Plan for Executives and Other Key Employees (2004) and (iv) the BCE Deferred Share Unit Plan, excluding any such payments made after September 30, 2006, which were accrued on or before September 30, 2006 in the financial statements of the Corporation as at September 30, 2006 (collectively, as the same may be adjusted pursuant to the terms of any EV and RSU Adjustment Agreement that may be entered into among, inter alia, the parties hereto and each of the affected employees, the “Price Reduction Expenses”);

WHEREAS the parties wish to set out their rights in the event that the actual aggregate amount, determined on an after-tax basis, of the Price Reduction Expenses differs from the parties’ estimate of the aggregate amount, determined on an after-tax basis, of the Price Reduction Expenses;

WHEREAS the Seller and the Corporation have entered into a letter agreement dated the date hereof whereby the Corporation agreed inter alia, to provide the Seller with a copy of all of the final tax returns and related filings for the Corporation and its subsidiaries for the taxation year ending on October 30, 2007 (the “Final Tax Returns”) together with the associated non-consolidated financial statements prior to April 30, 2008, provided, however, that drafts of such tax returns (the “Draft Tax Returns”) shall be provided to the Seller for review no later than March 31, 2008 and provided further that any disagreements in respect of such tax returns shall be dealt with in accordance with the terms of this agreement;

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto hereby covenant and agree as follows:

1.	Definitions

Unless otherwise defined, all capitalized terms herein shall have the meanings ascribed thereto in the Share Purchase Agreement.

2.	Currency

All dollar amounts referred to in this Agreement are to Canadian dollars, unless otherwise specified.

3.	Initial Reduction to the Purchase Price

3.1 The parties agree that the aggregate of the Price Reduction Expenses determined on both a pre-tax and an after-tax basis is estimated to be equal to the amounts calculated as set forth in Schedule A hereto (respectively, the “Estimated Pre-Tax Price Reduction Expenses” and the “Estimated After-Tax Price Reduction Expenses”). In accordance with subsection 2.1(c) of the Share Purchase Agreement, the parties agree to reduce the Purchase Price by the amount of the Estimated After-Tax Price Reduction Expenses such that the Purchase Price shall equal to $3,222,750,097.12 for purposes of the Closing, subject to the further adjustments hereinafter provided.

3.2 In the event that the actual Price Reduction Expenses exceed the Estimated Pre-Tax Price Reduction Expenses, then the Seller will reimburse such excess to the Purchaser, on an after-tax basis, promptly following the Closing, and the amount of such refund will increase Estimated After-Tax Price Reduction Expenses. In the event that the Estimated Pre-Tax Price Reduction Expenses exceed the actual Price Reduction Expenses, then the Purchaser will refund such excess to the Seller, on an after-tax basis, promptly following the Closing, and the amount of such refund will reduce Estimated After-Tax Price Reduction Expenses. If Schedule A hereto is in any way inconsistent with the terms of the Share Purchase Agreement or the Recitals hereto, any such inconsistencies will also be settled between the parties promptly after the closing.

4.	The Tax Returns

The Corporation hereby covenants and agrees that, subject to applicable law, it will deduct the full amount of the Price Reduction Expenses in computing its income in its tax return (the “Closing Tax Return”) under the ITA and any applicable provincial legislation for its taxation year that ends as a result of the acquisition of control of the Corporation by the Purchaser (the “Pre-Closing Year”).

5.	Interim Adjustment

5.1 If on December 31, 2007 (the “Balance Due Date”), the Corporation determines that the amount by which its taxes payable to the Receiver General of Canada and all applicable provincial taxing authorities for the Pre-Closing Year were reduced on a current cash basis as a result of the deduction of the Price Reduction Expenses pursuant to Section 4 hereof (the “Interim Tax Saving”) is less than [A-B], where

A =     the Price Reduction Expenses; and

B =     the Estimated After-Tax Price Reduction Expenses, as adjusted pursuant to Section 3.2;

(with [A – B] being referred to as the “Estimated Tax Saving”)

then, the Corporation shall provide the Seller with a certificate (the “Tax Payable Certificate”) executed by the Chief Executive Officer of the Corporation within 15 days after the Balance Due Date certifying the amount by which the Estimated Tax Saving exceeds the Interim Tax Saving (the “Taxes Payable Differential”). The Tax Payable Certificate shall include calculations showing in reasonable detail the Taxes Payable Differential. The Purchaser and the Corporation agree to make available to the Seller the appropriate persons to discuss and answer reasonable enquiries by the Seller concerning the Tax Payable Certificate and the Taxes Payable Differential. For greater certainty, the determination of the Interim Tax Saving shall take into account the Corporation’s ability to apply any excess taxes paid for the Pre-Closing Year to other currently outstanding tax balances of the Corporation and, to currently outstanding tax balances of related corporations, in each case, to the extent permitted by applicable law or the applicable taxing authority.

5.2 If a Tax Payable Certificate is delivered to the Seller, the Seller shall pay to the Purchaser, promptly, and in any event within 5 days, following receipt of such certificate, the Taxes Payable Differential as a reduction of the Purchase Price. If the Seller pays an amount on an account of the Taxes Payable Differential pursuant to this Section 5.2, the amount of the Estimated After-Tax Price Reduction Expenses will be increased by the amount of the Taxes Payable Differential for the purposes of Section 6 hereof.

6.	Final Adjustment

6.1 Within 15 days of filing its Closing Tax Return, the Corporation shall provide the Seller with a certificate (the “Tax Return Certificate”) executed by the Chief Executive Officer of the Corporation certifying the difference, if any, between the aggregate amount, determined on an after-tax basis of the Price Reduction Expenses (the “Actual After-Tax Price Reduction Expenses”) and the Estimated After-Tax Price Reduction Expenses (as adjusted pursuant to Section 5.2 hereof). For greater certainty, the amount of cash tax benefit of the Price Reduction Expenses shall be determined by calculating the Corporation’s actual tax liability with and without such Price Reduction Expenses.

6.2 If the amount of the Actual After-Tax Price Reduction Expenses exceeds the amount of the Estimated After-Tax Price Reduction Expenses (as adjusted pursuant to Section 5.2 hereof), the Seller shall pay to the Purchaser, promptly, and in any event within 5 days, following determination of the Actual After Tax Price Reduction Expenses, the amount of such excess as a reduction of the Purchase Price.

6.3 If the amount of the Estimated After-Tax Price Reduction Expenses (as adjusted pursuant to Section 5.2 hereof) exceeds the amount of the Actual After-Tax Price Reduction Expenses, the Purchaser shall pay to the Seller, promptly, and in any event within 5 days, following determination of the Actual After Tax Price Reduction Expenses, the amount of such excess as an increase in the Purchase Price.

7.	Indemnification of the Corporation

7.1 In the event that the Corporation’s Closing Tax Return is assessed or reassessed (an “Assessment”) and pursuant to such Assessment all or part of the Corporation’s deduction of any of the Price Reduction Expenses is denied, the Seller agrees to indemnify and save harmless the Corporation from any loss (a “Loss”) it may incur that is directly related to or arising from the deduction of the Price Reduction Expenses being denied. For greater certainty, any such Assessment and related Action shall be considered a Third Party Claim for purposes of Section 7.5 of the Share Purchase Agreement. The calculation of any Loss pursuant to this section shall be made in accordance with section 7.8 of the Share Purchase Agreement (provided, however, for greater certainty that any indemnification made pursuant to this Section 7.1 shall not be entitled to benefit from the Minimum Indemnification Threshold or the Basket Amounts set forth in Section 7.7 of the Share Purchase Agreement) and, for greater certainty, section 7. For greater certainty, any payment made by the Seller pursuant to this section in respect of a Loss shall, subject to applicable law, be treated as a reduction of the Purchase Price.

8.	Disagreements Regarding the Tax Returns of the Corporation and its Subsidiaries

8.1 The Seller shall have a period of 21 days from the delivery of the Draft Tax Returns to review the Draft Tax Returns. At any time during such 21-day period, the Seller shall be entitled to advise the Corporation, by notice in writing (a “Notice of Dispute”), that it does not agree with a position taken by the Corporation or a Subsidiary in a Draft Tax Return that relates solely to the calculation of the actual After-Tax Price Reduction Expenses. If the Seller delivers a Notice of Dispute to the Corporation in respect of a Draft Tax Return of the Corporation or a

Subsidiary, the Corporation will work in good faith with the Seller to resolve the dispute, however, if the Corporation and the Seller are unable to resolve the disputed tax position prior to the filing of the Final Tax Return of the Corporation or such Subsidiary, then the Draft Tax Return shall be filed in the manner proposed by the Corporation (provided however, for greater certainty, that the failure by the parties to resolve any dispute set out in the Notice of Dispute and the subsequent filing of the Draft Tax Return in the manner proposed by the Corporation shall not be construed in any way as a waiver by the Seller or the Purchaser of any of their respective rights hereunder or under the Share Purchase Agreement).

9.	Closing Date

Notwithstanding the provisions of the Share Purchase Agreement, the parties hereby confirm their agreement that the Closing shall occur on October 31, 2007 at the offices of McCarthy Tetrault LLP in Montreal, Quebec. All other provisions of the Share Purchase Agreement shall continue in force, unamended.

10.	Miscellaneous and General

10.1 The Seller and the Purchaser may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of such parties. No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by the Seller and the Purchaser. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

10.2 Each party to this Agreement covenants and agrees that, from time to time subsequent to the closing of the Transaction, it will execute and deliver all such documents including all such additional conveyances, transfers, consents and other assurances, and do all such other acts and things as any other party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or any of the respective obligations intended to be created hereby or thereby.

10.3 For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.4 This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, and the federal laws of Canada applicable therein. Any suit, action or proceeding against any party or any of its assets arising out of or relating to this Agreement shall be dealt with in the manner provided for in Section 8.5 of the Share Purchase Agreement.

10.5 Time shall be of the essence in this Agreement.

10.6 Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by hand, courier (with a copy sent by facsimile), by facsimile or other means of electronic communication (with a copy sent by courier) or by delivery as hereafter provided. Any such notice or other communication, if sent by courier or if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the Business Day following the confirmation of receipt, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this Section. Notices and other communications shall be addressed as follows or to such other address as the parties shall notify each other in writing from time to time:

if to the Purchaser:

Telesat Interco Inc.

c/o McCarthy Tétrault

66 Wellington Street

Toronto, M5K 1E6

Attention:   President (c/o Robert Forbes)

Facsimile:  (416) 868-0673

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

Attention: Bruce R. Kraus

Telephone:   (212) 728-8237

Facsimile:    (212) 728-9237

and

McCarthy Tétrault

66 Wellington Street

Toronto, M5K 1E6

Attention: Robert Forbes

Telephone:   (416) 601-8267

Facsimile:    (416) 868-0673

if to the Seller:

BCE Inc. 1000

de La Gauchetière Street West

Suite 3700 Montréal,

Québec H3B 4Y7

Attention:   Chief Legal Officer

Telephone:   (514) 870-4637

Facsimile:    (514) 870-4877

if to the Corporation:

Telesat Canada

1601 Telesat Court

Gloucester, Ontario

K1P 5P4

Attention:     Vice-President Law

Telephone:    (613) 748 8700

Facsimile:     (613) 748 8784

10.7 If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.8 This Agreement shall be binding upon and enure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

10.9 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors.

10.10 The parties acknowledge that this Agreement, any correspondence between the parties in respect of this Agreement and any opinions of counsel (including, for greater certainty, the opinion of Davies Ward Phillips & Vineberg LLP in respect of the deductibility of the success fees) in respect of this Agreement or the Transactions contemplated by this Agreement (collectively, the “Privileged Documents”) are subject to solicitor-client privilege. Each of the parties shall hold the existence and contents of the Privileged Documents strictly in confidence for and on behalf of the other parties hereto, using a standard of care and precaution no less than that which a careful and prudent person would be expected to employ, and no less than that which such party does employ, to protect the confidentiality and value of its own confidential or proprietary information of like importance and, in any event, adopting and maintaining procedures reasonably calculated to preserve the solicitor-client privilege of Privileged Documents. If one of the parties becomes compelled by law to disclose the existence or contents of the Privileged Documents, it shall immediately so notify the other parties hereto, and shall exert all reasonable efforts in the time available (and, once the other parties have been notified, cooperate in a reasonable manner with the other party’s efforts) to oppose or minimize the extent of disclosure. Subject thereto, such party may disclose that portion (but only that portion) of the Privileged Documents that it is legally compelled to provide (and will not be in breach of this Agreement for having done so).

[signatures on following page]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto on the date first hereinabove written.

TELESAT INTERCO INC.

By	/s/ Avi Katz
	Name:	Avi Katz
	Title:	Vice President and Secretary

By	/s/ Derek Murphy
	Name:	Derek Murphy
	Title:	Vice Chairman

BCE INC.

By	/s/ Patricia Olah
	Name:	Patricia Olah
	Title:	Corporate Secretary and Lead Governance Counsel

TELESAT CANADA

By	/s/ Ted H. Ignacy
	Name:	Ted H. Ignacy
	Title:	Chief Financial Officer

By	/s/ Jennifer Lecour
	Name:	Jennifer Lecour
	Title:	Vice President, General Counsel and Secretary